UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be included in statements filed pursuant to rules 13d-1(b), (c), and (d) and amendments thereto filed pursuant to rule 13d-2

(Amendment No.     )

NORTH AMERICAN SCIENTIFIC, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

65715D100

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65715D100

1	Name of Reporting Person: S.S or I.R.S. Identification No. of Above Person: Three Arch Capital, L.P. (“TAC”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware, USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5

Sole Voting Power
5,888,538 shares, except that TAC Management, L.L.C. (“TAC MGT”), the general partner of TAC, may be deemed to have sole power to vote these shares; each of Mark A. Wan (“Wan”), Wilfred E. Jaeger  (“Jaeger”) and Barclay Nicholson (“Nicholson”), each of whom is a managing member of TAC MGT, may be deemed to have sole power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
5,888,538 shares, except that TAC MGT, the general partner of TAC, may be deemed to have sole power to dispose these shares; each of Wan, Jaeger and Nicholson, each of whom is a managing member of TAC MGT, may be deemed to have sole power to dispose these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,888,538 shares*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 30.70%

12	Type of Reporting Person PN

* Includes Warrants to purchase 643,839 shares of Common Stock which are exercisable within 60 days.

CUSIP No. 65715D100

1	Name of Reporting Person: S.S or I.R.S. Identification No. of Above Person: TAC Associates, L.P. (“TACA”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware, USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5

Sole Voting Power
278,386 shares, except that TAC MGT, the general partner of TACA, may be deemed to have sole power to vote these shares; each of Wan, Jaeger and Nicholson, each of whom is a managing member of TAC MGT, may be deemed to have sole power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
278,386 shares, except that TAC MGT, the general partner of TACA, may be deemed to have sole power to dispose these shares; each of Wan, Jaeger and Nicholson, each of whom is a managing member of TAC MGT, may be deemed to have sole power to dispose these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 278,386 shares *

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 1.50%

12	Type of Reporting Person* PN

* Includes Warrants to purchase 30,438 shares of Common Stock which are exercisable within 60 days.

CUSIP No. 65715D100

1	Name of Reporting Person: S.S or I.R.S. Identification No. of Above Person: TAC Management, L.L.C (“TAC MGT”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware, USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5

Sole Voting Power
6,166,924 shares, of which 5,888,538 shares are directly owned by TAC and 278,386 shares are directly owned by TACA, except that each of Wan, Jaeger and Nicholson, each of whom is a managing member of TAC MGT, the general partner of TAC and the general partner of TACA, may be deemed to have sole power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
6,166,924 shares, of which 5,888,538 shares are directly owned by TAC and 278,386 shares are directly owned by TACA, except that each of Wan, Jaeger and Nicholson, each of whom is a managing member of TAC MGT, the general partner of TAC and the general partner of TACA, may be deemed to have sole power to dispose these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,166,924 shares*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 24.98%

12	Type of Reporting Person* PN

* Includes Warrants to purchase 674,277 shares of Common Stock which are exercisable within 60 days.

CUSIP No. 65715D100

1	Name of Reporting Person: S.S or I.R.S. Identification No. of Above Person: Three Arch Partners IV, L.P. (“TAP IV”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5

Sole Voting Power
4,022,468 shares, except that Three Arch Management IV, L.L.C. (“TAM IV”), the general partner of TAP IV, may be deemed to have sole power to vote these shares; each of Wan, Jaeger and Nicholson, each of whom is a managing member of TAM IV, may be deemed to have sole power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
4,022,468 shares, except that TAM IV, the general partner of TAP IV, may be deemed to have sole power to dispose these shares; each of Wan, Jaeger and Nicholson, each of whom is a managing member of TAM IV, may be deemed to have sole power to dispose of these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,022,468 shares*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 21.22%

12	Type of Reporting Person* PN

* Includes Warrants to purchase 439,808 shares of Common Stock which are exercisable within 60 days.

CUSIP No. 65715D100

1	Name of Reporting Person: S.S or I.R.S. Identification No. of Above Person: Three Arch Associates IV, L.P (“TAA IV”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5

Sole Voting Power
88,817 shares, except that TAM IV, the general partner of TAA IV, may be deemed to have sole power to vote these shares; each of Wan, Jaeger and  Nicholson, each of whom is a managing member of TAM IV, may be deemed to have sole power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
88,817 shares, except that TAM IV, the general partner of TAA IV, may be deemed to have sole power to dispose these shares; each of Wan, Jaeger and Nicholson, each of whom is a managing member of TAM IV, may be deemed to have sole power to dispose of these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 88,817 shares*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 0.48%

12	Type of Reporting Person* PN

* Includes Warrants to purchase 9,711 shares of Common Stock which are exercisable within 60 days.

CUSIP No. 65715D100

1	Name of Reporting Person: S.S or I.R.S. Identification No. of Above Person: Three Arch Management IV, L.L.C. (“TAM IV”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5

Sole Voting Power
4,111,285 shares, of which 4,022,386 shares are directly owned by TAP IV and 88,817 shares are directly owned by TAA IV, except that each of Wan, Jaeger and  Nicholson, each of whom is a managing member of TAM IV, the general partner of TAP IV and the general partner of TAA IV, may be deemed to have sole power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
4,111,285 shares, of which 4,022,386 shares are directly owned by TAP IV and 88,817 shares are directly owned by TAA IV, except that each of Wan, Jaeger and  Nicholson, each of whom is a managing member of TAM IV, the general partner of TAP IV and the general partner of TAA IV, may be deemed to have sole power to dispose of these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,111,285 shares*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 21.67%

12	Type of Reporting Person* PN

* Includes Warrants to purchase 449,519 shares of Common Stock which are exercisable within 60 days.

CUSIP No. 65715D100

1	Name of Reporting Person: S.S or I.R.S. Identification No. of Above Person: Mark A. Wan

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5

Sole Voting Power
10,278,209 shares, of which 4,022,486 shares are directly owned by TAP IV, 88,817 shares are directly owned by TAA IV, 5,888,538 shares are directly owned by TAC, and 278,386 shares are directly owned by TACA.  Wan is managing member of TAM IV, which is (i) the general partner of TAP IV and (ii) the general partner of TAA IV, and is a managing member of TAC MGT, which is (i) the general partner of TAC and (ii) the general partner of TACA, each of which may be deemed to have sole power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
10,278,209 shares, of which 4,022,486 shares are directly owned by TAP IV, 88,817 shares are directly owned by TAA IV, 5,888,538 shares are directly owned by TAC, and 278,386 shares are directly owned by TACA.  Wan is managing member of TAM IV, which is (i) the general partner of TAP IV and (ii) the general partner of TAA IV, and is a managing member of TAC MGT, which is (i) the general partner of TAC and (ii) the general partner of TACA, each of which may be deemed to have sole power to dispose of these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,278,209 shares*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 52.32%

12	Type of Reporting Person* IN

* Includes Warrants to purchase 1,123,796 shares of Common Stock which are exercisable within 60 days.

CUSIP No. 65715D100

1	Name of Reporting Person: S.S or I.R.S. Identification No. of Above Person: Wilfred E. Jaeger

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5

Sole Voting Power
10,300,709 shares, of which 22,500 shares are directly owned by Jaeger, 4,022,386 shares are directly owned by TAP IV, 88,817 shares are directly owned by TAA IV, 5,888,538 shares are directly owned by TAC, and 278,386 shares are directly owned by TACA. Jaeger is managing member of TAM IV, which is (i) the general partner of TAP IV and (ii) the general partner of TAA IV, and is a managing member of TAC MGT, which is (i) the general partner of TAC and (ii) the general partner of TACA, each of which may be deemed to have sole power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
10,300,709 shares, of which 22,500 shares are directly owned by Jaeger, 4,022,386 shares are directly owned by TAP IV, 88,817 shares are directly owned by TAA IV, 5,888,538 shares are directly owned by TAC, and 278,386 shares are directly owned by TACA. Jaeger is managing member of TAM IV, which is (i) the general partner of TAP IV and (ii) the general partner of TAA IV, and is a managing member of TAC MGT, which is (i) the general partner of TAC and (ii) the general partner of TACA, each of which may be deemed to have sole power to dispose of these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,300,709 shares*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 52.38%

12	Type of Reporting Person* IN

* Includes (i) Warrants to purchase 1,123,796 shares of Common Stock which are exercisable within 60 days and (ii) stock options to purchase 22,500 shares of Common Stock exercisable within 60 days.

CUSIP No. 65715D100

1	Name of Reporting Person: S.S or I.R.S. Identification No. of Above Person: Barclay Nicholson

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5

Sole Voting Power
10,278,209 shares, of which 4,022,386 shares are directly owned by TAP IV, 88,817 shares are directly owned by TAA IV, 5,888,538 shares are directly owned by TAC, and 278,386 shares are directly owned by TACA. Nicholson is managing member of TAM IV, which is (i) the general partner of TAP IV and (ii) the general partner of TAA IV, and is a managing member of TAC MGT, which is (i) the general partner of TAC and (ii) the general partner of TACA, each of which may be deemed to have sole power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
10,278,209 shares, of which 4,022,386 shares are directly owned by TAP IV, 88,817 shares are directly owned by TAA IV, 5,888,538 shares are directly owned by TAC, and 278,386 shares are directly owned by TACA. Nicholson is managing member of TAM IV, which is (i) the general partner of TAP IV and (ii) the general partner of TAA IV, and is a managing member of TAC MGT, which is (i) the general partner of TAC and (ii) the general partner of TACA, each of which may be deemed to have sole power to dispose of these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,278,209* shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 52.32%

12	Type of Reporting Person* IN

* Includes Warrants to purchase 1,123,796 shares of Common Stock which are exercisable within 60 days.

Item 1.
	(a)	Name of Issuer: North American Scientific, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 20200 Sunburst Street Chatsworth, CA 91311

Item 2.
	(a)	Name of Person Filing: See Item 1 of each cover page.
	(b)	Address of Principal Business Office or, if none, Residence: 3200 Alpine Road Portola Valley, CA 94028
	(c)	Citizenship: See Item 4 of each cover page.
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 65715D100

Item 3.	If this statement is filed pursuant to Rules 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership:

(a)

Amount beneficially owned:

See item 9 of each cover page.

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby file this Schedule 13G Statement (this “Schedule 13G”) on behalf of (i) Three Arch Capital, L.P., (ii) TAC Associates, L.P., (iii) Three Arch Partners IV, L.P. ,(iv) Three Arch Associates IV, L.P.  (b) Three Arch Management IV, L.L.C, (vi) TAC Management, L.L.C., (vii) Mark A. Wan, (viii) Wilfred E. Jaeger and (ix) Barclay Nicholson (collectively, the “Reporting Persons”).

Three Arch Management IV, L.P. is the general partner of each of Three Arch Partners, IV, L.P. and Three Arch Associates IV, L.P.  TAC Management, L.L.C. is the general partner of each of Three Arch Capital, L.P. and TAC Associates, L.P.  Each of Mark A. Wan, Wilfred E. Jaeger and Barclay Nicholson are managing members of TAC Management, L.L.C. and Three Arch Management IV, L.L.C.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

(b)	Percent of class: See item 11 of each cover page.
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page.
(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page.
(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.
(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certification:
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2009	Three Arch Partners IV,
By: Three Arch Management IV, L.L.C.

/s/ Barclay Nicholson
By: Managing Member

Three Arch Associates IV, L.P.
By: Three Arch Management IV, L.L.C

/s/ Barclay Nicholson
By: Managing Member

Three Arch Capital, L.P.
By: TAC Management, L.L.C.

/s/ Barclay Nicholson
By: Managing Member

TAC Associates, L.P.
By: TAC Management, L.L.C.

/s/ Barclay Nicholson
By: Managing Member

TAC Management, L.L.C.

/s/ Barclay Nicholson
By: Managing Member

Three Arch Management IV, L.L.C.

/s/ Barclay Nicholson
By: Managing Member

Mark A. Wan

/s/ Mark A. Wan
By: Mark A. Wan

Jaeger E. Wilfred

/s/ Jaeger E. Wilfred
By: Jaeger E. Wilfred

Barclay Nicholson

/s/ Barclay Nicholson
By: Barclay Nicholson